SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.13 per share	M7524R108
(Title of class of securities)	(CUSIP number)

GESAFI REAL-ESATE S.A.
53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor
Panama, Republic of Panama

(Name, address and telephone number of person authorized to receive notices and communications)

July 26, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: GESAFI REAL ESTATE S.A. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS WF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,006,098
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,006,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,006,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.53%(*)
14	TYPE OF REPORTING PERSON: CO

(*) Based on 19,058,808  Ordinary Shares outstanding of Optibase Ltd. as of  August 9, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 8, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: THE CAPRI FAMILY FOUNDATION I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,006,098
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,006,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,006,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.53%(*)
14	TYPE OF REPORTING PERSON: OO

(*) Based on 19,058,808  Ordinary Shares outstanding of Optibase Ltd. as of  August 9, 2011 (excluding: (i) 26,000Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 8, 2011 and (ii) 329,473Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: FILIPPONE BUSINESS S.A I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,006,098
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,006,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,006,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.53%(*)
14	TYPE OF REPORTING PERSON: CO

(*) Based on 19,058,808  Ordinary Shares outstanding of Optibase Ltd. as of  August 9, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 8, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

Introduction

On July 7, 2011, GESAFI REAL ESTATE S.A, a Panama Corporation (“Gesafi”), entered into an agreement (the “Agreement”) with Prescott Group Aggressive Small Cap Master Fund LLP, an Oklahoma limited liability partnership (“Prescott”).

Pursuant to the Agreement, Gesafi acquired from Prescott 2,006,098 ordinary shares of Optibase Ltd. (the "Optibase Shares" and "Optibase" respectively). In consideration for such shares, Gesafi paid to Prescott an aggregate of US$ 4,012,196 in cash, representing a price of US $2 per one Optibase Share (the "Consideration"). According to the Agreement, closing of the transaction was to take place on the date of the agreement or at such other time as the parties may agree.

The Optibase Shares were transferred to Gesafi on July 26, 2011, while closing of the transaction took place on July 27, 2011 when the Consideration was transferred to Prescott.

Item 1.   Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares of the Issuer, the principal executive offices of which are located at 7 Shenkar Street, Herzliya 46120, Israel.

Item 2.    Identity and Background.

(a)-(c) This Statement is being filed by Gesafi, a corporation organized under the laws of the Republic of Panama, The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”) and Filippone Business S.A., a company organized under the laws of the Republic of Panama (“Filippone”).

The place of business of Gesafi is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Gesafi's core activity is the holding of investments. Capri is the holder of 100% of the equity interest of Gesafi. The place of business of Capri is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Capri's core activity is the holding of investments. The beneficiaries of Capri are the children of Tom S. Wyler, the controlling shareholder of Optibase, who also serves as director and president of Optibase ("Tom Wyler").

Filippone is the Corporate Councillor of Capri. The place of business of Filippone is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Filippone's sole activity is acting as Corporate Councillor for Capri.

PZ Nominees II S.A. ("PZ Nominees II"), corporation organized under the laws of the Republic of Panama, is the holder of 100% of the equity interest of Filippone. The place of business of PZ Nominees II is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. PZ Nominees II's core activity is the holding of other companies.

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted) and citizenship of the executive officers and directors of Gesafi, Capri, Filippone and PZ Nominees II are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of the funds used to purchase the Optibase Shares is Gesafi's own financial resources.

Item 4.    Purpose of Transaction.

Gesafi purchased the Optibase Shares for investment purposes.

Depending on market conditions, the Reporting Persons may acquire additional securities of the Issuer or dispose of any such securities which were previously acquired.

Except as set forth in this Item 4, neither the Reporting Persons  nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A, have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons specifically reserve the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.  Interest in Securities of the Issuer.

 (a) Gesafi is the owner of 2,006,098 Ordinary Shares or approximately 10.5% of the outstanding Ordinary Shares of the Issuer (Based on 19,058,808  Ordinary Shares outstanding of Optibase Ltd. as of  August 9, 2011 (excluding: (i) 26,000 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 8, 2011 and (ii) 329,473 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.). By virtue of its holdings in Gesafi, Capri may be deemed the beneficial owner of 2,006,098 Ordinary Shares or approximately 10.5% of the outstanding Ordinary Shares of the Issuer. By virtue of its role as Corporate Councillor of Capri, Filippone may be deemed the beneficial owner of 2,006,098 Ordinary Shares or approximately 10.5% of the outstanding Ordinary Shares of the Issuer. Other than as described above, to the best knowledge of the Reporting Persons, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(b)  Gesafi has voting and dispositive power with respect to the Optibase Shares. Such voting and dispositive power may be deemed to be shared with Capri and Filippone.

(c) Except as otherwise described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A, effected any transaction in the shares of Optibase during the past 60 days.

(d) Gesafi is wholly owned by Capri and therefore, Capri may be deemed to have the power to direct the receipt of the proceeds from the sale of such Optibase Shares. Filippone is the Corporate Councillor of Capri and therefore, Filippone may be deemed to have the power to direct the receipt of the proceeds from the sale of such Optibase Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of the Issuer.

On July 7, 2011, Gesafi entered into an agreement (the “Agreement”) with Prescott Group Aggressive Small Cap Master Fund LLP, an Oklahoma limited liability partnership (“Prescott”).

Pursuant to the Agreement, Prescott sold and transferred to Gesafi and Gesafi acquired from Prescott 2,006,098 ordinary shares NIS 0.13 par value each of Optibase Ltd. (the "Optibase Shares" and "Optibase" respectively). In consideration for such shares, Gesafi paid to Prescott an aggregate of US$ 4,012,196 in cash, representing a price of US $2 per one Optibase Share (the "Consideration"). According to the Agreement, closing of the transaction was to take place on the date of the agreement or at such other time as the parties may agree.

The Optibase Shares were transferred to Gesafi on July 26, 2011, while closing of the transaction took place on July 27, 2011 when the Consideration was transferred to Prescott.

Tom Wyler participated in the negotiations leading to the signing of the Agreement.

In addition, Tom Wyler and Equilex Trust Registered, as Trustee of Capri Trust (the "Capri Trust"), have entered into the following loan agreements and deeds of pledge which were assigned to Capri as of December 2009:

(a)
On September 9, 2004, the Capri Trust entered into a loan agreement with Tom Wyler pursuant to which the Capri Trust provided a loan facility to Tom Wyler from which Tom Wyler is entitled to draw down from time to time sums, provided that the maximum amount outstanding at any time shall not exceed the amount of USD 10,020,000, for the purchase of 1,800,000 shares of Optibase (the "First Loan Agreement" and the "First Loan Agreement Optibase Shares"). The day to day outstanding balance on the loan shall bear an interest rate of 3% per annum. Pursuant to the agreement, Tom Wyler shall be entitled to voluntary early repayment and the Capri Trust will be entitled to demand repayment of the loan in case any one of a number of events of default occurs. In addition, on May 27, 2006, the Capri Trust and Tom Wyler entered into a loan agreement pursuant to which the Capri Trust provided an additional loan facility to Tom Wyler in the amount of USD 3,009,190 for the purchase of an additional 601,838 shares of Optibase (the "Second Loan Agreement" and the "Second Loan Agreement Optibase Shares"). All of the terms of the First Loan Agreement shall apply to the Second Loan Agreement, mutatis mutandis. In connection with the First Loan Agreement and the Second Loan Agreement, the Capri Trust and Tom Wyler entered into two deeds of pledge pursuant to which Tom Wyler pledged the First Loan Agreement Optibase Shares and the Second Loan Agreement Optibase Shares to the Capri Trust and deposited such shares with the Capri Trust or with Gesafi. Ownership of the said pledged shares shall transfer to the Capri Trust or Gesafi in case any one of a number of events of default occurs. The First Loan Agreement, the Second Loan Agreement and the deeds of pledge are filed as an Exhibit hereto.

(b)
On June 18, 2008, the Capri Trust entered into a loan agreement with Tom Wyler pursuant to which the Capri Trust provided a loan facility to Tom Wyler from which he is entitled to draw down from time to time sums, provided that the maximum amount outstanding at any time shall not exceed the amount of USD 5,000,000, for the purchase of 2,816,901 shares of Optibase (the "Third Loan Agreement" and the "Third Loan Agreement Optibase Shares"). The day to day outstanding balance on the loan shall bear an interest rate of 4% per annum. Pursuant to the agreement, Tom Wyler shall be entitled to voluntary early repayment and the Capri Trust will be entitled to demand repayment of the loan in case any one of a number of events of default occurs. In connection with the Third Loan Agreement, the Capri Trust and Tom Wyler entered into a deed of pledge pursuant to which Tom Wyler pledged the Third Loan Agreement Optibase Shares to the Capri Trust and deposited such shares with Rozzi Real Estate Inc. as custodian. Ownership of the said pledged shares shall transfer to the Capri Trust or to Rozzi Real-Estate in case any one of a number of events of default occurs. The Third Loan Agreement and the deed of pledge are filed as an Exhibit hereto.

(c)
On August 14, 2008, the Capri Trust entered into a loan agreement with Tom Wyler pursuant to which the Capri Trust provided a loan facility to Tom Wyler from which he is entitled to draw down from time to time sums, provided that the maximum amount outstanding at any time shall not exceed the amount of USD 1,964,948.95, for the purchase of 1,267,709 shares of Optibase (the "Fourth Loan Agreement" and the "Fourth Loan Agreement Optibase Shares"). The day to day outstanding balance on the loan shall bear an interest rate of 3% per annum. Pursuant to the agreement, Tom Wyler shall be entitled to voluntary early repayment and the Capri Trust will be entitled to demand repayment of the loan in case any one of a number of events of default occurs. In connection with the Fourth Loan Agreement, the Capri Trust and Tom Wyler entered into a deed of pledge pursuant to which Tom Wyler pledged the Fourth Loan Agreement Optibase Shares to the Capri Trust and deposited such shares with Rozzi Real Estate Inc. as custodian. Ownership of the said pledged shares shall transfer to the Capri Trust or to Rozzi Real-Estate in case any one of a number of events of default occurs. The Fourth Loan Agreement and the deed of pledge are filed as an Exhibit hereto.

In addition, on May 26, 2011, Gesafi and Tom Wyler have entered into a loan agreement pursuant to which the Gesafi provided a loan facility to Tom Wyler from which he is entitled to draw down from time to time sums, provided that the maximum amount outstanding at any time shall not exceed the amount of USD 5,000,000, for the purchase of 2,500,000 shares of Optibase (the "Gesafi Loan Agreement" and the "Gesafi Loan Agreement Optibase Shares"). The day to day outstanding balance on the loan shall bear an interest rate of 4% per annum. Pursuant to the agreement, Tom Wyler shall be entitled to voluntary early repayment and Gesafi will be entitled to demand repayment of the loan in case any one of a number of events of default occurs. In connection with the Gesafi Loan Agreement, Gesafi and Tom Wyler entered into a deed of pledge pursuant to which Tom Wyler pledged the Gesafi Loan Agreement Optibase Shares to Gesafi and deposited such shares with Venturi Ltd. as custodian. Ownership of the said pledged shares shall transfer to the Gesafi or to Venturi Ltd. in case any one of a number of events of default occurs. The Gesafi Loan Agreement and the deed of pledge are filed as an Exhibit hereto.

Item 7.  Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

99.1	Share Purchase Agreement dated July 7, 2011 by and between Gesafi and Prescott.

99.2
Second Loan Agreement dated May 27, 2006 between Tom Wyler and the Capri Trust (including the First Loan Agreement dated September 9, 2004 between Tom Wyler and the Capri Trust which was filed as an exhibit to the Second Loan Agreement) (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

99.3
Deed of Pledge between the Capri Trust and Tom Wyler relating to 601,838 Ordinary Shares (incorporated by reference to Exhibit 99.2 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

99.4
Deed of Pledge between the Capri Trust and Tom Wyler relating to 1.8 million Ordinary Shares (incorporated by reference to Exhibit 99.3 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

99.5
Third Loan Agreement dated June 18, 2008 between Tom Wyler and the Capri Trust (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

99.6
Deed of Pledge between the Capri Trust and Tom Wyler relating to 2,816,901 Ordinary Shares (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

99.7
Fourth Loan Agreement dated August 14, 2008 between Tom Wyler and the Capri Trust (incorporated by reference to Exhibit 99.7 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

99.8
Deed of Pledge between the Capri Trust and Tom Wyler relating to 1,267,709 Ordinary Shares (incorporated by reference to Exhibit 99.8 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

99.9
Gesafi Loan Agreement dated May 26, 2011 between Tom Wyler and Gesafi (incorporated by reference to Exhibit 99.10 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

99.10
Deed of Pledge between the Gesafi and Tom Wyler relating to 2,500,000 Ordinary Shares (incorporated by reference to Exhibit 99.11 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 11, 2011

For GESAFI REAL ESTATE S.A.
/s/ Yessina A. Agudo I
Yessina A. Agudo I
President

/s/ Ruth Giannina de Sanchez
Ruth Giannina de Sanchez
Secretary

For THE CAPRI FAMILY FOUNDATION

/s/ José E. Silva Dianeth M. de Ospino
José E. Silva Dianeth M. de Ospino
FILIPPONE BUSINESS S.A.

For FILIPPONE BUSINESS S.A.
/s/ Dianeth M. de Ospino
Dianeth M. de Ospino
Secretary

ANNEX A

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of GESAFI REAL ESTATE S.A. (“Gesafi”). Unless otherwise indicated, each person identified below is employed by Gesafi. The principal address of Gesafi, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with Gesafi and Business Address	Present Principal Occupation or Employment	Citizenship
Yessina A. Agudo	President and Director	Panama
Ruth Giannina de Sanchez	Secretary and Director	Panama
Luz M. Arcia	Treasurer and Director	Panama

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of THE CAPRI FAMILY FOUNDATION (“Capri”). Unless otherwise indicated, each person identified below is employed by Capri. The principal address of Capri, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with Capri and Business Address	Present Principal Occupation or Employment	Citizenship
FILIPPONE BUSINESS S.A.	Corporate Councilor of Capri.	Panama

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of FILIPPONE BUSINESS S.A. (“Filippone”). Unless otherwise indicated, each person identified below is employed by Filippone. The principal address of Filippone, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with Filippone and Business Address	Present Principal Occupation or Employment	Citizenship
José E. Silva	President and Director	Panama
Marta de Saavedra	Treasurer and Director	Panama
Dianeth M. de Ospino	Secretary and Director	Panama

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of PZ Nominees II S.A. (“PZ Nominees II”). Unless otherwise indicated, each person identified below is employed by PZ Nominees II. The principal address of PZ Nominees II, and unless otherwise indicated below, the current business address for each individual listed below, is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama.

Name, Position with PZ Nominees II and Business Address	Present Principal Occupation or Employment	Citizenship
Itzel C. de Blanco	President and Director	Panama
Clelia Chong	Treasurer and Director	Panama
Albalyra Morales	Secretary and Director	Panama